Filed by: IMH Secured Loan Fund, LLC and IMH Financial Corporation
Pursuant to Rule 425 under the
Securities Act of 1933 and deemed filed
pursuant to Rule 14a-6 under the
Securities Exchange Act of 1934
Subject Companies: IMH Secured Loan Fund, LLC and IMH Financial Corporation
Registration Statement Number: 333-164087
Registration Statement Number: 333-164087-01

The following is an e-mail sent by Investors Mortgage Holdings Inc., the manager of IMH Secured Loan Fund, LLC (the “Fund”), on behalf of the Fund to members of the Fund after the close of business on May 28, 2010 or thereafter:

Attached please find a letter written to IMH Secured Loan Fund members, from Shane Albers, Chairman and CEO, and Will Meris, President of IMH Holdings, the Manager of the IMH Secured Loan Fund.  In this correspondence, Shane and Will seek to specifically address the false, misleading and incomplete statements being made about IMH by LGM Capital Partners LLC, and its principals who are attempting to overthrow existing management and seize control of the Fund during this important Conversion Transaction period.

We are compelled to set the record straight on the falsehoods and misinformation being asserted by LGM.  In doing so, we also want to reaffirm our goals and the logical basis for asking for your affirmative vote on the IMH Secured Loan Fund Conversion Transactions Proposal. We urge you to also review the “Question and Answer” section (beginning on page 13) of the Consent Solicitation/Prospectus document sent to you.

In addition to this letter and the comprehensive description of the Conversion Transactions provided in the Consent Solicitation/Prospectus mailed to all members, Shane and Will have also made available an online video for members.  This video seeks to provide an overview and summary of various aspects of the Conversion Transactions and our business in general, which we believe also helps to clear up some misconceptions and answer some commonly asked questions relative to this process.

www.imhre.com/videoConf.htm

Information on our website shall not be deemed incorporated by reference into any of our filings with the SEC.

During the period of the consent solicitation, we will make ourselves available to answer any additional questions that you may have regarding this important and exciting transition for the Fund.

Best regards,
IMH
(480) 840-8400
(800) 510-6445

Important Additional Information for Investors and Stockholders

This communication may be deemed to be made in respect of the proposed conversion of IMH Secured Loan Fund, LLC (the “Fund) into IMH Financial Corporation and the exchange of all outstanding equity interest in Investors Mortgage Holdings Inc. (the “Manager”) and IMH Holdings, LLC (“Holdings”) for stock of IMH Financial Corporation and may be deemed solicitation material regarding these proposed transactions (the “Conversion Transactions”). In connection with the proposed Conversion Transactions, the IMH Financial Corporation and the Fund have filed a registration statement on Form S-4, including a preliminary consent solicitation statement/prospectus, with the U.S. Securities and Exchange Commission (“SEC”). The definitive consent solicitation statement/prospectus has been filed with the SEC and has been mailed to members of the Fund. SECURITYHOLDERS ARE URGED TO READ ALL RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE CONSENT SOLICITATION/PROSPECTUS (AND ANY AMENDMENTS OR SUPPLEMENTS THERETO) CAREFULLY IN THEIR ENTIRETY, BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT THE FUND, IMH FINANCIAL CORPORATION, THE MANAGER, HOLDINGS, AND THE PROPOSED CONVERSION TRANSACTIONS.

The Fund, the Manager, IMH Financial Corporation, Holdings and their respective directors and executive officers and other persons may be deemed to be participants in the solicitation of consents from the members of IMH Secured Loan Fund, LLC in respect of the proposed Conversion Transactions. Information regarding the Fund, the Manager, IMH Financial Corporation, Holdings and their respective directors and executive officers is included in the preliminary consent solicitation statement/prospectus filed with the SEC on May 10, 2010 and the definitive consent solicitation/prospectus, dated May 14, 2010, being mailed to members of the Fund. Members can obtain more detailed information regarding the direct and indirect interests of directors and executive officers in the Conversion Transactions by reading the definitive consent solicitation statement/prospectus.

Members may obtain free copies of the consent solicitation /prospectus and other documents filed with the SEC at the SEC’s website at www.sec.gov, or at the Manager’s website at www.imhre.com. Such documents, as available, can also be obtained by directing a request to the Fund, Attention: Investor Relations, telephone: (480) 840-8400.

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Forward-Looking Statements

This communication contains certain forward-looking statements.  Forward-looking statements relate to expectations, beliefs, projections, future plans and strategies, anticipated events or trends and similar expressions concerning matters that are not historical facts. In some cases, you can identify forward looking statements by terms such as “anticipate,” “believe,” “could,” “estimate,” “expect,” “intend,” “likely,” “may,” “plan,” “potential,” “should” and “would” or the negative of these terms or other comparable terminology.  The forward-looking statements are based on our beliefs, assumptions and expectations of our future performance, taking into account all information currently available to us. These beliefs, assumptions and expectations can change as a result of many possible events or factors, not all of which are known to us or are within our control. If a change occurs, our business, financial condition, liquidity and results of operations may vary materially from those expressed in our forward-looking statements. Risk factors include, without limitation, (i) the risk that the economy and real estate and other markets will not improve, which could harm our ability to sell or dispose of the assets we own and the ability of our borrowers to pay obligations under, or repay our commercial mortgage loans on maturity or obtain take-out financing in a timely manner, on reasonable terms, or at all, which would harm our liquidity and operating results; (ii) the risk that we may not be able to complete an initial public offering and the lack of assurance that even if we completing a listing or initial public offering, an established and liquid trading market for IMH Financial Corporation common stock may not develop; (iii) the risks that if our liquidity continues to dissipate and we are unable to meet our obligations, we may be forced to sell certain of our assets for a price at or below the current book value of the assets, which could result in a loss,  (iv) the risks generally associated with the lending to, and ownership of, real estate related assets, including changing economic conditions, environmental risks, unforeseen statutory and regulatory changes, the cost of and ability to obtain insurance and risks related to developing and leasing of propertied, and (v) potential litigation associated with the Conversion Transactions,  all as more fully discussed with other risks that could cause results to differ from those suggested or intended in any forward-looking statements, under the heading entitled “Risk Factors” in the definitive consent solicitation/prospectus filed pursuant to Rule 424(b), our Annual Report on Form 10-K for the fiscal year ended December 31, 2009 as amended and subsequent Quarterly Reports on Form 10-Q and other filings with the SEC.  These forward-looking statements are made only as of the date hereof and we undertake no obligation, and disclaim any duty, to update or revise any forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.